P.E. 6/30/01

02017035

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of JUNE 2001

CUMBERLAND RESOURCES LTD.

906-595 HOWE STREET, VANCOUVER, BC, CANADA, V6C 2T5

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMBERLAND RESOURCES LTD.
(Registrant)

Date February 22, 2002

Glen Dickson, President

CUMBERLAND RESOURCES LTD

Listed on the Toronto Stock Exchange:CBD

#906 – 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

News Release 01-03
June 7, 2001

NEWS RELEASE

MEADOWBANK GOLD PROJECT: DRILLING CONTINUES TO EXPAND VAULT DEPOSIT

CUMBERLAND RESOURCES LTD. (CBD-TSE) is pleased to report the continuing expansion of the Vault gold deposit, located 5 km northeast of the Meadowbank gold deposits (100% owned). The now completed spring drill program included 19 widely spaced drill holes (4044m). Drilling has significantly expanded the deposit at depth and outlined zones of continuous, higher-grade mineralization. Highlights from drilling include:

8.09 g/t over 4.79m at 293m below surface in hole VLT-035
8.22 g/t over 4.25m at 121m below surface in hole VLT-039
8.06 g/t over 3.75m at 155m below surface in hole VLT-042
8.93 g/t over 4.00m at 80m below surface in hole VLT-046

The Meadowbank Gold project is located 70km north of Baker Lake in Nunavut, Canada. At the end of 2000 the project hosted combined measured and indicated resources totalling 7,358,900 tonnes grading 6.12 g/t or 1,450,000 oz. and additional inferred resources totalling 6,850,300 tonnes grading 4.75 g/t (1,050,000 oz).

Prior to the discovery of the Vault deposit, pre-feasibility studies by MRDI Canada in April 2000, identified proven and probable open pit reserves of 5.5 million tonnes grading 5.44 g/t (963,000 oz). The study concluded that the project required additional resources and/or improved long term gold prices to advance to feasibility. The Vault deposit (inferred 3,356,000 t grading 3.9 g/t or 422,000 oz. in 2000) is located 5km northeast of these resources/reserves and has excellent potential to contribute open pit and underground reserves to the project.

Brian Alexander, P.Geol. is the Project Manager and designated Q.P. for the Meadowbank Project. Mr. Alexander has managed the project since 1997 and supervises drill hole planning, implementation and quality control/quality assurance programs. Drill core analysis is performed on split core with standard fire assay procedures and AA finish. QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver. Chemex Labs of Vancouver provides external reference assaying.

Cumberland Resources is a Canadian gold exploration company with interests in three emerging projects: Meadowbank (100%) with resources of 2.1 Million ounces, Meliadine West (22% carried) with 1.0 million ounces net, and Meliadine East (50%) with 200,000 net to the Company. The Company is well financed with approximately $4.5 million in cash to advance these outstanding projects. All projects are located in the new territory of Nunavut, Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."
Senior Vice President

CUMBERLAND RESOURCES LTD

VAULT ZONE: 2001 SEASON DRILL RESULTS

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T	VERTICAL DEPTH (m)
VLT01-028	L45+75N	46+52W	123.75	129.63	15.88	3.65	115
VLT01-029	L48+00N	46+00W	123.74	127.55	3.81	2.35	16
			159.85	165.95	6.10	3.89	150
			169.50	177.59	8.09	3.83	159
VLT01-030	L51+00N	46+25W	154.05	160.80	6.75	2.59	145
VLT01-033	L49+25N	45+75W	148.85	150.65	1.80	4.71	140
			171.70	173.20	1.50	2.50	162
VLT01-034	L49+25N	44+25W	257.07	263.33	6.31	2.84	241
		Incl.	*262.40	263.33	0.93	10.03	249
VLT01-035	L49+25N	43+75W	**311.53**	**316.32**	**4.79**	**8.09**	**293**
		Incl.	*311.53	314.35	2.82	6.13	293
VLT01-036	L48+00N	44+75W	192.85	195.55	2.70	1.94	182
			228.25	229.85	1.60	3.27	211
VLT01-037	L45+75N	45+53W	126.24	127.90	1.66	2.44	118
			169.30	172.60	3.30	1.83	157
VLT01-038	L45+00N	46+25W	134.76	136.45	1.69	4.04	126
VLT01-039	L46+75N	46+60W	120.10	133.50	13.40	4.49	112
		Incl.	***129.25**	**133.50**	**4.25**	**8.22**	**121**
VLT01-040	L48+00N	47+35W	89.15	91.60	2.45	2.21	83
			111.00	120.40	9.40	4.50	103
		Incl.	*111.53	117.3	5.77	5.45	103
VLT01-041	L49+25N	47+25W	**56.90**	**58.90**	**2.00**	**10.96**	**53**
			102.35	107.60	5.25	4.69	95
		Incl.	*103.35	107.60	4.25	5.44	96
			112.60	**116.33**	**3.73**	**6.54**	**104**
VLT01-042	L46+75N	45+75W	139.88	142.35	2.47	3.79	131
			165.40	171.00	5.60	6.27	155
		Incl.	***166.80**	**170.55**	**3.75**	**8.06**	**156**
VLT01-043	L52+00N	46+25W	212.05	214.60	2.55	6.40	199
VLT01-044	L50+25N	47+75W	**89.13**	**91.54**	**2.41**	**8.50**	**83**
			98.36	102.45	4.09	2.98	91
VLT01-046	L51+00N	48+10W	**79.36**	**88.00**	**8.64**	**5.77**	**77**
		Incl.	**84.00**	**88.00**	**4.00**	**8.93**	**80**

All composites calculated at 2g cut-off except where (*) 5g cut-off applied

CUMBERLAND RESOURCES LTD

#906 – 595 Howe Street, Vancouver, BC V6C 2T5
Tel: 604/608-2557 Fax: 604/608-2559

LISTING:
CBD-TSE

MEADOWBANK GOLD PROJECT
VAULT DEPOSIT
2001 Diamond Drill Hole Locations


4800 W
4500N
4750N
5000N
5250N
2000 RESOURCE OUTLINE
VLT-44
8.50 / 2.41
and 2.98 / 4.09
VLT-46
8.93/4.0
VLT-45
P/A
VLT-31
NSV
Lake
VLT-40
5.45 / 5.77
VLT-41
10.96 / 2.0
and 5.44 / 4.25
and 6.54 / 3.73
VLT-39
4.49 / 13.4
incl. 8.22 / 4.25
VLT-28
3.65 / 5.88
VLT-09
(2000 drilling)
VLT-43
6.40 / 2.55
incl. 12.20 / 0.96
VLT-38
NSV
VLT-30
2.59 / 6.75
VLT-42
3.79 / 2.47
and 8.06 / 3.75
VLT-29
2.35 / 3.81
and 3.83 / 8.09
and 3.89 / 6.10
VLT-33
8.50 / 0.65
and 4.71 / 1.8
VLT-32
NSV
VLT-37
NSV
VLT-36
3.27 / 1.6
VLT-34
2.84 / 6.31
incl. 10.03 / 0.9
VLT-35
8.09 / 4.79
0
100
200 metres
Baseline 5000 W
4800 W
200 metres
LEGEND
Existing Drill Holes
2001 Drill Holes
4.3 / 1.0 Au g/t / m
NSV No Significant Values
P/A Pending Assays

CUMBERLAND
RESOURCES LTD

#906 – 595 Howe Street, Vancouver, BC V6C 2T5
Tel: 604/608-2557 Fax: 604/608-2559

LISTING:
CBD-TSE

MEADOWBANK GOLD PROJECT
VAULT DEPOSIT
2001 Resource Revisions


0 2 km
VAULT DEPOSIT
MEADOWBANK GOLD DEPOSITS (2.1 M oz)
Third Portage Lake

2001 REVISED DEPOSIT OUTLINE


4500N
4750N
5000N
5250N
Baseline 5000 W
4800 W
2000 RESOURCE OUTLINE
2001 EXPANSION
LAKE
LAKE
LAKE
OPEN
LEGEND
Existing Drill Holes
2001 Drill Holes
0 100 200 metres
N
28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 9

2001 HIGHER GRADE ZONES


4500N
4750N
5000N
5250N
Baseline 5000 W
4800 W
2 g/t BOUNDARY
5 g/t BOUNDARY
LAKE
OPEN
LEGEND
Existing Drill Holes
2001 Drill Holes
0 100 200 metres
N
28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 9

FINANCIAL STATEMENTS

CUMBERLAND RESOURCES LTD.

(unaudited)

June 30, 2001

Cumberland Resources Ltd.

Balance Sheets

(unaudited)

(expressed in Canadian funds)

	June 30 2001 $	December 31 2000 $
ASSETS		
Current		
Cash and short term investments	**3,951,070**	3,953,994
Restricted cash	**429,969**	1,336,381
Accounts receivable	**98,833**	57,313
Prepaids	**29,049**	11,030
Total current assets	**4,508,921**	5,358,718
Investments	**654,733**	730,871
Mineral claims and options	**8,246,083**	8,439,288
Deferred exploration costs	**–**	25,673,490
Capital assets, net	**314,649**	323,222
	13,724,386	40,525,589
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**23,843**	95,128
Total current liabilities	**23,843**	95,128
Future site restoration costs	**100,000**	100,000
Non-recourse loan from joint venturer	**–**	9,490,750
Shareholders' equity		
Share capital	**41,982,665**	41,982,665
Deficit	**(28,382,122)**	(11,142,954)
Total shareholders' equity	**13,600,543**	30,839,711
	13,724,386	40,525,589

See note re change in accounting policy

Cumberland Resources Ltd.

Statements of Income and Deficit

(unaudited)

(expressed in Canadian funds)

	Three months ended June 30		Six months ended June 30	
	2001	**2000**	**2001**	**2000**
	$	**$**	**$**	**$**
REVENUE				
Interest revenue	**61,086**	76,883	**133,094**	156,695
Share of (loss) of equity accounted investee	**(32,790)**	(11,635)	**(76,138)**	(29,360)
	28,296	65,248	**56,956**	127,335
MINERAL CLAIMS, OPTIONS AND EXPLORATION COSTS				
Option payments received	--	--	**(500,000)**	--
Exploration costs	**676,922**	--	**982,851**	--
Deferred exploration costs written off related to mineral claims and options abandoned	--	207	--	260
	676,922	207	**482,851**	260
ADMINISTRATIVE EXPENSES				
Amortization	**5,109**	5,682	**10,218**	10,943
Communication	**963**	2,640	**2,443**	4,573
Insurance	**9,632**	9,298	**19,264**	18,546
Legal, audit and accounting	**27,825**	(872)	**52,175**	28,397
Management fee	--	--	--	7,500
Other fees and taxes	**39,086**	51,129	**49,988**	65,484
Office and miscellaneous	**30,030**	34,428	**61,316**	61,649
Investor and public relations	**67,399**	54,486	**92,901**	93,217
Employee compensation	**80,947**	82,972	**149,025**	150,945
	260,991	239,763	**437,330**	441,254
Loss for the period	**909,617**	174,722	**863,225**	314,179
Deficit, beginning of period	**27,472,505**	10,403,504	**11,142,954**	10,264,047
Cumulative effect of change in accounting policy	--	--	**16,375,943**	--
Deficit, end of period	**28,382,122**	10,578,226	**28,382,122**	10,578,226
Loss per share	**$0.03**	$0.01	**$0.03**	$0.01

See note re change in accounting policy

Cumberland Resources Ltd.

Statements of Cash Flows

(unaudited)

(expressed in Canadian funds)

	Three months ended June 30		Six months ended June 30	
	2001	**2001**	**2001**	**2000**
	$	**$**	**$**	**$**
OPERATING ACTIVITIES				
Loss for the period	**(909,617)**	(174,722)	**(863,225)**	(314,179)
Add charges to operations not involving a current payment of cash				
Exploration costs	**12,681**	--	**25,364**	--
Deferred exploration costs written off related to mineral claims and options abandoned	**--**	207	**--**	260
Amortization	**5,109**	5,682	**10,218**	10,943
Share of loss of equity accounted investee	**32,790**	11,635	**76,138**	29,360
Net changes in non-cash working capital	**558,525**	(44,210)	**775,589**	(48,084)
Cash used in operating activities	**(300,512)**	(201,408)	**24,084**	(321,700)
FINANCING ACTIVITIES				
Loan from joint venturer	**--**	407,658	**--**	963,981
Cash provided by financing activities	**--**	407,658	**--**	963,981
INVESTING ACTIVITIES				
Purchase of capital assets	**--**	(5,596)	**(27,008)**	(8,629)
Exploration costs (net of option receipts)	**--**	(1,055,331)	**--**	(1,449,345)
Cash used in investing activities	**--**	(1,060,927)	**(27,008)**	(1,457,974)
Increase (decrease) in cash during period	**(300,512)**	(854,677)	**(2,924)**	(815,693)
Cash and short-term investments, beginning of period	**4,251,582**	6,225,376	**3,953,994**	6,186,392
Cash and short-term investments, end of period	**3,951,070**	5,370,699	**3,951,070**	5,370,699

See note re change in accounting policy

Cumberland Resources Ltd.
Notes To Financial Statements
June 30, 2001
(unaudited)

Accounting Policies:

On January 1, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off. Previously, the Company capitalized all acquisition, deferred exploration and development costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred exploration and development costs would be recovered. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of resource properties at January 1, 2001 by $25,866,693. As a result of this change the non-recourse loan from a joint venture partner outstanding at January 1, 2001 of $9,490,750 has been reclassified as a contingent liability and the opening deficit has been reduced accordingly. Prior periods have not been restated.

Other than the above these financial statements have been prepared on a basis consistent with the Company's most recent audited financial statements.

Summary of exploration expenditures on major properties:

	Meadowbank 100% interest $	Meliadine West 22% interest $
As at January 1, 2001	13,648,108	8,390,128
Expenditures in period	942,888	1,200,646
As at June 30, 2001	14,590,996	9,590,774

Contingent liability:

At June 30, 2001 the non-recourse loan payable to a joint venture partner from the Company's share of any future mining revenues from Meliadine West was $10,691,396.

Cumberland Resources Ltd.
Management Discussion

The accompanying reports are the unaudited financial statements for Cumberland Resources Ltd. (CBD-TSE), for the period ending June 30, 2001.

Analysis of operating results

The Company is a mineral exploration company. Its major properties are Meadowbank and Meliadine, which are advanced gold projects situated in Nunavut Territory, Canada.

In accordance with Accounting Guideline 11 (AcG 11), issued by the Canadian Institute of Chartered Accountants, the Company has changed its policy for accounting for mineral claims and options and deferred exploration costs. (See notes to the financial statements.) Under AcG 11 it must be probable that exploration and development expenditures will be recovered from future operations in order to be capitalized. This change in accounting policy has been adopted retroactively resulting in the Company's deferred exploration costs at January 1, 2001 being written down to a zero value.

For the six months ended June 30, 2001 the Company's administrative expenses were $437,330 as compared to $441,254 in the same period of the prior year. It is anticipated that the current level of administrative costs will remain relatively stable for the foreseeable future.
Interest income at $133,094 was down slightly from 2000 as a result of lower cash balances available for investment. The Company's equity share of the loss in Berland Resources Ltd was $76,138 as compared to $29,360 in 2000 as a result of Berland's simultaneous adoption of AcG 11.
Under AcG 11 the Company now treats option payments as revenue, and $500,000 was received on January 1, 2001 from WMC on the Meliadine property. The Company's net expenditures on properties for the six months were $982,851, almost all of this was spent at Meadowbank. In addition WMC spent $1,200,646 on Meliadine West by way of the non-recourse loan.
Overall, the Company had net loss for the period of $863,225 or three cents per share.
At June 30, 2001 the Company had approximately $4 million in unrestricted working capital and $400,000 in restricted cash as a result of the flow through financing completed in December 2000.

Future activity on the Company's Meliadine West property is uncertain as the operator, WMC, has indicated its intention to sell its interest.

Summary of activities

During the first half of 2001 Cumberland commenced a 4000 meter drill program at the Vault zone on our 100% owned Meadowbank Project. The objectives of the program were to test the extension of the zone and evaluate gold grades in various sectors of the deposit. Drilling successfully expanded the area of mineralization and located higher grades at depth. Combined resources at Meadowbank are now 14.6 million tonnes grading 5.61 g/T gold (2.5 million ounces). Additional resources at the Vault will help advance the project toward the required economic threshold.

On the Meliadine West Project (22% Cumberland) WMC International Ltd., 56% owner and operator of the project, has notified the Company that it intends to divest of its interest in

Meliadine West. The process is expected completed by the end of this year. The Company has a preemptive right over the sale of the Meliadine Project and is reviewing its strategy.
In the first half of 2001 WMC completed an airborne geophysical survey over a large continuous land package. Prospecting and mapping of areas targeted by the airborne survey are underway. As of the end of the 2000 year, resources in six closely spaced deposits on the Project reported by WMC are 22.1 million tonnes grading 6.33 g/T gold (4.5 million ounces).

Reconnaissance exploration programs were conducted in several areas of Canada.